April 21, 2006

THE DREYFUS/LAUREL FUNDS, INC.:

DREYFUS MUNICIPAL RESERVES

**Supplement to Statement of Additional Information
dated March 1, 2006**

The following information supplements and supersedes contrary information, as it relates to the Fund, contained in the section of the Fund's Statement of Additional Information entitled "Description of the Funds/Company – Certain Portfolio Securities":

Derivative Products. The Fund may purchase various derivative products whose value is tied to underlying Municipal Obligations. The Fund will purchase only those derivative products that are consistent with its investment objective and policies and comply with the quality, maturity and diversification standards of Rule 2a-7 under the Investment Company Act of 1940, as amended (the "1940 Act"). The principal types of derivative products are briefly described below.

(1)   Tax Exempt Participation Interests. Tax exempt participation interests (such as industrial development bonds and municipal lease/purchase agreements) give the Fund an undivided interest in a Municipal Obligation in the proportion that the Fund's participation interest bears to the total principal amount of the Municipal Obligation. Participation interests may have fixed, floating or variable rates of interest, and are frequently backed by an irrevocable letter of credit or guarantee of a bank. See "Variable Rate Obligations" and "Floating Rate Obligations".

(2)   Tender Option Bonds. Tender option bonds grant the holder an option to tender an underlying Municipal Obligation at par plus accrued interest at specified intervals to a financial institution that acts as a liquidity provider. The holder of a tender option bond effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate. See "Tender Option Bonds".

(3)   Custodial Receipts. In a typical custodial receipt arrangement, an issuer of a Municipal Obligation deposits it with a custodian in exchange for two classes of custodial receipts. One class has the characteristics of a typical auction rate security, where at specified intervals its interest rate is adjusted and ownership changes. The other class's interest rate also is adjusted, but inversely to changes in the interest rate of the first class. See "Custodial Receipts".

(4)   Structured Notes. Structured notes typically are purchased in privately negotiated transactions from financial institutions and, therefore, may not have an active

trading market. When the Fund purchases a structured note, it will make a payment of principal to the counterparty. Some structured notes have a guaranteed repayment of principal while others place a portion (or all) of the principal at risk. The possibility of default by the counterparty or its credit provider may be greater for structured notes than for other types of money market instruments.

Tender Option Bonds. The Fund may invest in tender option bonds. A tender option bond is a Municipal Obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax-exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof.   As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the Municipal Obligation's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax-exempt rate. Dreyfus, on behalf of the Fund, will consider on an ongoing basis the creditworthiness of the issuer of the underlying Municipal Obligation, of any custodian and the third-party provider of the tender option. In certain instances and for certain tender option bonds, the option may be terminable in the event of a default in payment of principal or interest on the underlying Municipal Obligations and for other reasons. The Fund will not invest more than 10% of the value of its net assets in illiquid securities, which would include tender option bonds for which the required notice to exercise the tender feature is more than seven days if there is no secondary market available for these obligations.

Custodial Receipts.   The Fund may purchase securities, frequently referred to as "custodial receipts", representing the right to receive future principal and interest payments on Municipal Obligations underlying such receipts. A number of different arrangements are possible. In a typical custodial receipt arrangement, an issuer or a third party owner of a Municipal Obligation deposits such obligation with a custodian in exchange for two or more classes of receipts. The class of receipts that the Fund may purchase has the characteristics of a typical tender option security backed by a conditional "put", which provides the holder with the equivalent of a short-term variable rate note. At specified intervals, the interest rate for such securities is reset by the remarketing agent in order to cause the securities to be sold at par through a remarketing mechanism. If the remarketing mechanism does not result in a sale, the conditional put can be exercised. In either event, the holder is entitled to full principal and accrued interest to the date of the tender or exercise of the "put". The "put" may be terminable in the event of a default in payment of principal or interest on the underlying Municipal Obligation and for other reasons. Before purchasing such security, Dreyfus is required to make certain determinations with respect to the likelihood of, and the ability to monitor, the occurrence of the conditions that would result in the put not being exercisable. The interest rate for these receipts generally is expected to be below the coupon rate of the underlying Municipal Obligations and generally is at a level comparable to that of a Municipal Obligation of similar quality and having a maturity equal to the period between interest rate readjustments. These custodial receipts are sold in private placements. The Fund also may purchase directly from issuers, and not in a private placement, Municipal Obligations having the characteristics similar to the custodial receipts in which the Fund may invest.

Other types of tax-exempt instruments that may become available in the future may be purchased by the Fund as long as Dreyfus believes the quality of these instruments meets the Fund's quality standards.

April 21, 2006

THE DREYFUS/LAUREL FUNDS, INC.: DREYFUS MUNICIPAL RESERVES

Supplement to Prospectus dated March 1, 2006

The following information supplements the information contained in the section of the Fund's Prospectus entitled "Goal/Approach":

The fund also may invest in high quality short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

The following information supplements the information contained in the section of the Fund's Prospectus entitled "Main Risks":

Derivative risk. Derivative securities, such as structured notes, can be volatile, and the possibility of default by the financial institution or counterparty may be greater for these securities than for other types of money market instruments. Structured notes typically are purchased in privately negotiated transactions from financial institutions and, thus, an active trading market for such instruments may not exist.

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April 21, 2006

THE DREYFUS/LAUREL FUNDS, INC.

DREYFUS DISCIPLINED STOCK FUND
DREYFUS PREMIER LARGE COMPANY STOCK FUND
DREYFUS PREMIER LIMITED TERM INCOME FUND

Supplement to Statement of Additional Information
Dated March 1, 2006

The following information supplements the information contained in the section in the Funds' Statement of Additional Information entitled "Management Arrangements."

Effective April 20, 2006, Jeffrey D. McGrew is a portfolio manager for Dreyfus Disciplined Stock Fund and Dreyfus Premier Large Company Stock Fund. He is a dual employee of Dreyfus and TBCAM.

Effective April 20, 2006, Catherine Powers is a portfolio manager for Dreyfus Premier Limited Term Income Fund. She is a dual employee of Dreyfus and Standish.